Exhibit 99.2

O2Micro®

Breathing Life into Mobility

Creating and Delivering Advanced Solutions for Industry Leaders!

PO2WER®
MANAGEMENT

2003 ANNUAL REPORT

NASDAQ: OIIM

www.o2micro.com

Exhibit 99.2

Creating and Delivering Advanced Solutions for Industry Leaders!

2003 ANNUAL REPORT

NASDAQ: OIIM

www.o2micro.com

O_2Micro Facts and Figures

Annual Revenue

Annual R&D Expenditures as a Percentage of Revenue

$ Million
% of Revenue
25
20
15
10
5
0
35%
25
15
5
0
24.0%
31.3%
27.0%
21.7%
9.7
14.3
18.9
19.2
'00
'01
'02
'03

Net Income

$ Million
% of Revenue
$14
12
10
8
6
4
2
0
18%
15
12
9
6
3
0
16.5%
12.3%
15.3%
14.9%
6.6
5.6
10.7
13.2
'00
'01
'02
'03

Annual Income From Operations

Annual Earnings Per Share (Diluted)

$0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
0.21
0.16
0.27
0.33
'00
'01
'02
'03

Cash Flow From Operations

Shareholders Equity

O2Micro Facts and Figures

Annual Revenue

$ Millions

$90

80

70

60

50

40

30

20

10

0

40.4

45.8

70.2

88.6

‘00

‘01

‘02

‘03

Annual R&D Expenditures as a Percentage of Revenue

25

20

15

10

5

0

9.7

14.3

18.9

19.2

24.0%

31.3%

27.0%

21.7%

‘00

‘01

‘02

‘03

% of Revenue

35%

25

15

5

0

Annual Income From Operations

$16

14

12

10

8

6

4

2

0

5.8

5.0

10.7

13.6

‘00

‘01

‘02

‘03

Cash Flow From Operations

$16

14

12

10

8

6

4

2

0

3.1

9.5

9.5

14.8

‘00

‘01

‘02

‘03

Net Income

$Million

$14

12

10

8

6

4

2

0

6.6

5.6

10.7

13.2

16.5%

12.3%

15.3%

14.9%

‘00

‘01

‘02

‘03

% of Revenue

18%

15

12

9

6

3

0

Annual Earnings Per Share (Diluted)

$0.35

0.3

0.25

0.2

0.15

0.1

0.05

0

‘00

‘01

‘02

‘03

0.21

0.16

0.27

0.33

Shareholders Equity

$ Million

$160

140

120

100

80

60

40

20

0

47.9

128.4

135.1

154.7

‘00

‘01

‘02

‘03

To Our Shareholders

We are pleased with the outstanding performance of O2Micro in 2003. Revenue and net income grew to record high levels and investment in R&D was increased for the year, and we achieved record level revenue for each quarter of the year.

Fiscal year 2003 marks our 9th consecutive year of revenue growth, and 5th consecutive year of profitability.

Financial Highlights

Net sales for fiscal year 2003 grew to $88.6 million, an increase of 26% over $70.2 million for the previous year. Net income was $13.2 million, an increase of 23% over fiscal year 2002. We continue to invest significantly in R&D, with expenditures in 2003 of $19.2 million, or 22% of revenue.

Progress

Customers of O2Micro include virtually all of the major OEM brand names and EMS (electronic manufacturing services) manufacturers of computers, LCD products, and consumer electronics. We continue to focus on bringing enhanced security to computers and improved mobility to electronic devices through power management and improved battery performance.

O2Micro continues to grow in the Computer and Consumer markets, and is now broadening its growth in the areas of Industrial (including automotive) and Communications. These are our four focus end-markets.

Design wins in notebooks, LCD monitors, LCD TVs, are now complemented by design wins in GPS and passenger entertainment systems for major automobile makers such as Nissan, Toyota, Ford, and General Motors, and a wireless data communications extender. Product performance, cost, and reliability are key factors for O2Micro success in these markets.

Electronic devices of all types increasingly offer more functionality and utility to users and consumers. Consequently, power management in these devices becomes increasingly important. Power management reduces power consumption in battery operated electronic devices and gives the user longer play time and thus greater mobility.

O2Micro products bring power management solutions to these electronic devices. O2Micro integrated circuits simplify the circuitry of the systems in which the ICs are used, and thus reduce the number of parts, improve the performance and reduce the cost of the customers’ products.

Meeting Customer Demand

In anticipation of strong and steady demand for our products that bring innovative power management and security solutions to electronic devices in our focus markets of Computer, Consumer, Industrial and Communications, O2Micro plans to continue the growth of R&D investment and support of customers’ product design and manufacturing worldwide.

With the continued support of our customers, suppliers, shareholders and employees, we eagerly look forward to another successful year in 2004.

Thank you for your continued support,

Sterling Du

Chairman of the Board and

Chief Executive Officer

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and the Shareholders

O2Micro International Limited

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years ended December 31, 2002 and 2003 (expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of the Company for the year ended December 31, 2001 were audited by other auditors whose report expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the years ended December 31, 2002 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche

Grand Cayman, Cayman Islands

January 30, 2004

Independent Auditors’ Report

The Board of Directors and the Shareholders

O2Micro International Limited

We have audited the accompanying consolidated balance sheet of O2Micro International Limited and subsidiaries as of December 31, 2001 and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O2Micro International Limited and its subsidiaries as of December 31, 2001 and the results of their operations and their cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte and Touche

(TN Soong & Co and Deloitte & Touche (Taiwan)

established Deloitte & Touche effective June 1, 2003)

January 24, 2002

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand U.S. Dollars, Except Per Share Amounts)

	December 31
	2002	2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$69,334	$66,489
Restricted cash	2,019	1,892
Short-term investments	42,675	53,923
Accounts receivable—net	7,595	9,794
Inventories	6,967	9,613
Prepaid expenses and other current assets	2,891	3,365

Total current assets	131,481	145,076

LONG-TERM INVESTMENTS	7,735	7,865

FIXED ASSETS—Net	5,611	4,880

OTHER ASSETS
Restricted assets—net	—	10,044

Others	1,009	1,428

TOTAL ASSETS	$145,836	$169,293

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$5,202	$6,334
Income tax payable	1,957	2,852
Accrued expenses and other current liabilities	3,529	5,380

Total current liabilities	10,688	14,566

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Preference shares at $0.001 par value per share Authorized—5,000,000 shares	—	—
Ordinary shares at $0.001 par value per share Authorized—95,000,000 shares Issued—38,857,094 shares including 720,700 shares of treasury stocks as of December 31, 2002 and 39,032,616 shares as of December 31, 2003	39	39
Treasury stock	(6,823)	—
Additional paid-in capital	133,016	137,076
Accumulated other comprehensive loss	(692)	(521)
Retained earnings	9,608	18,133

Total shareholders’ equity	135,148	154,727

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$145,836	$169,293

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Years Ended December 31
	2001	2002	2003
NET SALES	$45,819	$70,187	$88,599
COST OF SALES	16,465	28,143	38,314

GROSS PROFIT	29,354	42,044	50,285

OPERATING EXPENSES
Research and development (exclusive of amortization of deferred stock compensation of $91, $30 and $0 in 2001, 2002 and 2003, respectively)	14,320	18,935	19,219
Selling, general and administrative (exclusive of amortization of deferred stock compensation of $75, $14 and $0 in 2001, 2002 and 2003, respectively)	9,909	12,325	17,476
Stock-based compensation	166	44	—

Total operating expenses	24,395	31,304	36,695

INCOME FROM OPERATIONS	4,959	10,740	13,590

NON-OPERATING INCOME (EXPENSES)
Interest income	1,814	1,802	1,283
Impairment loss on long-term investments	—	(483)	(17)
Interest expenses	(11)	(4)	(1)
Foreign exchange gain—net	59	4	287
Other—net	(35)	343	(115)

Total non-operating income	1,827	1,662	1,437

INCOME BEFORE INCOME TAX	6,786	12,402	15,027
INCOME TAX EXPENSE	1,152	1,673	1,826

NET INCOME	5,634	10,729	13,201

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries	(489)	132	(90)
Unrealized gain (loss) on available-for-sale securities	15	(127)	261

Total other comprehensive income (loss)	(474)	5	171

COMPREHENSIVE INCOME	$5,160	$10,734	$13,372

(Continued)

	Years Ended December 31
	2001	2002	2003
EARNINGS PER SHARE:
Basic	$0.17	$0.28	$0.34

Diluted	$0.16	$0.27	$0.33

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	34,020	38,300	38,374

Diluted (in thousands)	35,576	39,591	39,736

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Ordinary Shares		Additional Paid-in Capital			Treasury Stock	Warrants	Deferred Compensation				Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
									Accumulated Other Comprehensive Income (Loss)
									Unrealized investment gain/loss	Cumulative translation adjustment	Total
			Ordinary shares	Stock options
	Shares	Amount			Total
BALANCE, JANUARY 1, 2001	32,788,238	$33	$53,148	$1,923	$55,071	$—	$51	($249)	$—	($223)	($223)	($6,755)	$47,928
Issuance of:
Shares issued for exercise of stock options	656,215	1	1,780	(796)	984	—	—	—	—	—	—	—	985
Shares issued for 1999 ESPP Plan	90,058	—	690	—	690	—	—	—	—	—	—	—	690
Shares, net of $601 in offering costs	4,600,000	4	73,450	—	73,450	—	—	—	—	—	—	—	73,454
Cancellation of stock options	—	—	—	(39)	(39)	—	—	6	—	—	—	—	(33)
Options granted to nonemployees	—	—	—	41	41	—	—	—	—	—	—	—	41
Amortization of deferred stock compensation	—	—	—	—	—	—	—	199	—	—	—	—	199
Net income for 2001	—	—	—	—	—	—	—	—	—	—	—	5,634	5,634
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	—	—	(489)	(489)	—	(489)
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	—	15	—	15	—	15

BALANCE, DECEMBER 31, 2001	38,134,511	38	129,068	1,129	130,197	—	51	(44)	15	(712)	(697)	(1,121)	128,424
Issuance of:
Shares issued for exercise of stock options	325,279	1	1,187	(275)	912	—	—	—	—	—	—	—	913
Shares issued for 1999 ESPP Plan	97,304	—	737	—	737	—	—	—	—	—	—	—	737
Shares issued for exercise of warrants	300,000	—	801	—	801	—	(51)	—	—	—	—	—	750
Acquisition of treasury stocks—720,700 shares	—	—	—	—	—	(6,823)	—	—	—	—	—	—	(6,823)
Cancellation of stock options	—	—	—	(2)	(2)	—	—	—	—	—	—	—	(2)
Options granted to nonemployees	—	—	—	371	371	—	—	—	—	—	—	—	371
Amortization of deferred stock compensation	—	—	—	—	—	—	—	44	—	—	—	—	44
Net income for 2002	—	—	—	—	—	—	—	—	—	—	—	10,729	10,729
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	—	—	132	132	—	132
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	—	(127)	—	(127)	—	(127)

BALANCE, DECEMBER 31, 2002	38,857,094	39	131,793	1,223	133,016	(6,823)	—	—	(112)	(580)	(692)	9,608	135,148
Issuance of:
Shares issued for exercise of stock options	863,987	1	6,135	(503)	5,632	—	—	—	—	—	—	—	5,633
Shares issued for 1999 ESPP Plan	109,735	—	942	—	942	—	—	—	—	—	—	—	942
Cancellation of stock options	—	—	—	(23)	(23)	—	—	—	—	—	—	—	(23)
Acquisition of treasury stock—77,500 shares	—	—	—	—	—	(647)	—	—	—	—	—	—	(647)
Retirement of treasury stock	(798,200)	(1)	(2,793)	—	(2,793)	7,470	—	—	—	—	—	(4,676)	—
Options granted to nonemployees	—	—	—	302	302	—	—	—	—	—	—	—	302
Net income for 2003	—	—	—	—	—	—	—	—	—	—	—	13,201	13,201
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	—	—	(90)	(90)	—	(90)
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	—	261	—	261	—	261

BALANCE, DECEMBER 31, 2003	39,032,616	$39	$136,077	$999	$137,076	$—	$—	$—	$149	($670)	($521)	$18,133	$154,727

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand U.S. Dollars)

	Years Ended December 31
	2001	2002	2003
OPERATING ACTIVITIES
Net income	$5,634	$10,729	$13,201
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,180	1,937	2,623
Amortization of deferred stock compensation	166	44	—
Amortization of stock options granted for services	19	74	335
Loss (gain) on sale of short-term investments	2	(385)	5
Deferred income tax assets	(153)	198	386
Impairment of long-term investments	—	483	17
Loss on sale of fixed assets	—	7	68
Changes in operating assets and liabilities:
Accounts receivable—net	1,720	(3,895)	(2,199)
Inventories	111	(1,606)	(2,646)
Prepaid expenses and other current assets	(571)	(765)	(474)
Notes and accounts payable	(197)	1,632	1,132
Income taxes payable	770	737	895
Accrued expenses and other current liabilities	831	333	1,413

Net cash provided by operating activities	9,512	9,523	14,756

INVESTING ACTIVITIES
Receivables from employee cash advance	(185)	(262)	(104)
Acquisition of:
Fixed assets	(2,295)	(4,275)	(1,749)
Patents	(122)	—	—
Long-term investments	—	(6,968)	(147)
Short-term investments	(21,636)	(188,231)	(116,138)
(Increase) decrease in:
Restricted assets	—	—	(10,044)
Restricted cash	40	(860)	127
Other assets	(68)	(46)	(612)
Proceeds from:
Sale of short-term investments	1,513	165,970	105,146
Sale of fixed assets	—	3	1

Net cash used in investing activities	(22,753)	(34,669)	(23,520)

(Continued)

	Years Ended December 31
	2001	2002	2003
FINANCING ACTIVITIES
Acquisitions of treasury stock	$—	($6,823)	($647)
Proceeds from:
Exercise of stock options	985	913	5,633
Issuance of ordinary shares	73,454	—	—
Issuance of shares for warrants exercised	—	750	—
Issuance of ordinary shares under ESPP Plan	690	737	942
Payments of principal of capital leases	(42)	(10)	(6)
Decrease in guarantee deposits	(51)	—	—

Net cash provided by (used in) financing activities	75,036	(4,433)	5,922

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	(429)	99	(3)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	61,366	(29,480)	(2,845)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	37,448	98,814	69,334

CASH AND CASH EQUIVALENTS AT END OF YEAR	$98,814	$69,334	$66,489

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$11	$4	$1
Cash paid for tax	474	744	600
NON-CASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired under capital leases	5	—	—
Convertible loans converted to long-term investments	—	—	1,750
Unrealized gain (loss) on short-term investments	15	(127)	261

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and deliver semiconductor components primarily for mobile applications. In March 1997, O2Micro, Inc. reincorporated in the Cayman Islands under the name O2Micro International Limited (the “Company”). In connection with the reincorporation, all authorized and outstanding common stock, preferred stock and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares and stock options with identical rights and preferences. O2Micro, Inc. became the Company’s subsidiary after the shares exchange.

The Company had incorporated various wholly-owned subsidiaries, namely, O2Micro Electronics, Inc. (O2Micro-Taiwan), O2Micro International Japan Limited (O2Micro-Japan), O2Micro PTE Limited-Singapore (O2Micro-Singapore), and other subsidiaries. O2Micro-Taiwan and O2Micro-Japan are engaged in trading while O2Micro-Singapore and other subsidiaries are engaged in research and development. The Company also established a Taiwanese branch office, O2Micro International Limited-Taiwan Branch (O2Micro-Taiwan Branch) to engage in marketing and customer support related services. Due to the duplicate function of O2Micro-Taiwan Branch and O2Micro-Taiwan, the Board of Directors determined to dissolve O2Micro-Taiwan Branch on October 31, 2002. The dissolution process of O2Micro-Taiwan Branch was not completed as of December 31, 2003.

2.	ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. Cash is deposited with high credit quality financial institutions. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts receivable based upon review of the expected collectibility of individual accounts.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, notes and accounts payable, and capital lease obligations are carried at cost, which approximates the fair value due to the short-term maturity of those instruments. Fair values of short-term investments and long-term investments represent quoted market prices, if available. If no quoted market prices are available, fair values are estimated based on other factors.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.

Restricted Assets

The Company classifies deposits made for customs, collateral for obtaining foundry capacity, lines of credit, office leases and Taiwan court cases as restricted assets. The deposits are classified as current asset if refundable within a twelve-month period.

Short-term Investments

The Company maintains its excess cash in U.S. treasury bills and notes, government and corporate bonds issued by financial institutions with strong ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of December 31, 2003, all of the Company’s investments were classified as available-for-sale securities and are recorded at market value. Unrealized gains and losses on these investments are included with accumulated other comprehensive income, as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other than temporary. Unrealized losses are recorded as a charge to income when deemed other than temporary.

Inventories

The Company outsources the wafer fabrication, assembly, and testing of its products. Inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis.

Long-term Investments

Long-term investments over which the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other than temporary decline in value exists. Factors indicative of an other than temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method over estimated service lives that range as follows: equipment—3 to 10 years, furniture and fixtures—3 to 15 years, equipment under capital lease—2 to 5 years, leasehold improvements—2 to 6 years and transportation equipment—5 years. Depreciation expense recognized during the years ended December 31, 2001, 2002 and 2003 was approximately $1,129,000, $1,884,000 and $2,325,000, respectively.

Equipment covered by agreements qualifying as capital leases is stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease, less depreciation.

Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Other Assets—Others

Other assets—others consist of refundable deposits, employee cash advances, deferred charges and patents. Costs incurred in connection with securing patents, including attorneys’ fees, are capitalized and amortized over the estimated life of the related technology which is estimated to be five years.

Treasury Stock

In 2003, the Company determined it will retire ordinary shares repurchased under a share repurchase plan. Accordingly, the excess of the purchase price over par value was allocated between additional paid—in capital and retained earnings based on the average issuance price of the shares repurchased. Any future repurchases will be immediately retired.

Revenue Recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

In certain limited instances, the Company sells its products through distributors. The Company has limited control over these distributors’ selling of products to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company’s products to third parties. Thus, products held by distributors are included in the Company’s inventory balance.

The Company provides its distributors with limited product rotation and price protection rights for products held in distributors’ inventory. To date, the Company has given no price adjustments to or rotated products for its distributors.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were $1,464,000, $1,577,000 and $795,000 in the years ended December 31, 2001, 2002 and 2003, respectively. A portion of these costs were for advertising, which amounted to $138,000 in 2001, $138,000 in 2002 and $153,000 in 2003.

Income Taxes

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Under current Republic of China (“ROC”) tax regulations, the current year’s earnings, on a tax basis, that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related income is generated.

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are recognized for operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those net deferred income tax assets to the extent the realizability is not deemed more likely than not.

Stock-based Compensation

The Company has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price.

Had the compensation cost for the Company’s stock-based compensation plans been determined on the basis of the fair values under SFAS No. 123, the Company’s fiscal 2001, 2002 and 2003 net income and net income per share would have been adjusted to the following pro forma amounts.

	Years Ended December 31
	2001	2002	2003
Net income as reported (in thousands)	$5,634	$10,729	$13,201
Add: Stock based compensation expense included in net income, including tax expense of $0 for 2001, 2002 and 2003, respectively	166	44	—
Deduct: Stock-based compensation costs under SFAS No. 123 including tax expense of $0 for 2001, 2002 and 2003, respectively	(2,297)	(5,121)	(4,525)

Pro forma net income	$3,503	$5,652	$8,676

Pro forma shares used in calculation—basic (in thousands)	34,020	38,300	38,374

Pro forma earnings per share—basic	$0.10	$0.15	$0.23

Earnings per share—basic as reported	$0.17	$0.28	$0.34

Pro forma shares used in calculation—diluted (in thousands)	35,576	39,591	39,736

Pro forma earnings per share—diluted	$0.10	$0.14	$0.22

Earnings per share—diluted as reported	$0.16	$0.27	$0.33

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivables and payables are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency

    Financial Statements

The reporting currency of the Company is the U.S. dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into U.S. dollars at the following exchange rates: Assets and liabilities—current rate on balance sheet date; shareholders’ equity—historical rate; income and expenses—weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive Income (Loss)

Comprehensive income represents net income plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statement of operations.

Legal Contingencies

The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

Recent Accounting Pronouncements

    Not Yet Adopted

In January 2003, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) which requires that all primary beneficiaries of Variable Interest Entities (“VIE”) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities (SPE’s) are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company does not have interests in special purpose entities and will apply the provisions of FIN 46R with its first quarter 2004 financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The statement establishes standards for how an issuer classifies and measures certain financial instruments. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity, be classified as liabilities, or assets in some circumstances. This statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not impact the Company’s consolidated financial statements.

Reclassifications

Certain amounts reported in previous years have been reclassified to conform to the 2003 presentation.

3.	CASH AND CASH EQUIVALENTS

	December 31
	2002	2003
	(In Thousands)
Time deposits	$31,191	$34,951
US treasury bills and corporate bonds	25,997	17,122
Savings and checking accounts	12,140	14,409
Petty cash	6	7

	$69,334	$66,489

4.	SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale securities:

	December 31
	2002	2003
	(In Thousands)
US treasury bills	$26,914	$33,958
Time deposits	10,263	10,611
Corporate bonds	2,247	8,185
Foreign government bonds	3,227	1,144
Others	24	25

	$42,675	$53,923

Available-for-sale securities by contractual maturity are as follows:

	December 31
	2002	2003
	(In Thousands)
Due within one year	$40,606	$52,752
Due after one year through two years	2,069	—
Due after two years	—	1,171

	$42,675	$53,923

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2002 were $606,000 and $221,000, respectively, and for the year ended December 31, 2003 were $0 and $5,000, respectively. Gross unrealized gains and losses at December 31, 2002 were $64,000 and $176,000, respectively, and at December 31, 2003 were $196,000 and $47,000, respectively. The Company did not provide the disclosure of fair value and unrealized losses by category of investment as required by EITF No 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” as the amount of the unrealized losses for 2003 are deemed insignificant.

5.	ACCOUNTS RECEIVABLE—NET

		December 31
		2002	2003
		(In Thousands)
Accounts receivable		$7,973	$10,195
Allowances for
Doubtful receivables		(64)	(86)
Sales returns and discounts		(314)	(315)

		$7,595	$9,794

The changes in the allowances are summarized as follows:
	2001	2002	2003
	(In Thousands)
Allowances for doubtful receivables
Balance, beginning of year	$38	$55	$64
Additions	17	9	22

Balance, end of year	$55	$64	$86

Allowances for sales returns and discounts
Balance, beginning of the year	$252	$314	$314
Additions	62	—	1

Balance, end of the year	$314	$314	$315

6.	INVENTORIES

	December 31
	2002	2003
	(In Thousands)
Finished goods	$2,344	$2,042
Work-in-process	2,846	3,608
Raw materials	1,777	3,963

	$6,967	$9,613

7.	LONG-TERM INVESTMENTS

	December 31
	2002	2003
	(In Thousands)
Cost method
X-FAB Semiconductor Foundries AG (X-FAB)	$4,968	$4,968
360 Degree Web Ltd. (360 Degree Web)	—	1,750
GEM Services, Inc. (GEM)	500	500
Etrend Hightech Corporation (Etrend)	500	647
Silicon Genesis Corporation (SiGen)	17	—

	5,985	7,865
Convertible loans to 360 Degree Web	1,750	—

	$7,735	$7,865

The Company invested in X-FAB’s ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed signal applications. As of December 31, 2003, the Company acquired 530,000 shares for $4,968,000 (4,982,000 EURO), which represents a 2.03% ownership of X-FAB.

The Company invested in GEM’s preferred shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2003, the Company acquired 333,334 shares for $500,000, which represents a 1.26% ownership of GEM.

The Company invested in Etrend’s ordinary shares in December 2002 and July 2003. Etrend is a wafer probing, packing and testing company. As of December 31, 2003, the Company acquired 2,189,288 shares for $647,000, which represents approximately 12.5% ownership of Etrend.

The Company invested in SiGen preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops silicon-on-insulator “SOI”, strained-silicon products and other engineered multi-layer structures to the microelectronics and photonics industries for advanced electronic and opto-electronic device applications. As of December 31, 2003, the Company acquired 71,840 shares for $500,000, which represents a 0.25% ownership of SiGen. In 2002 and 2003, the Company reviewed qualitative factors of this investment and determined that the decline in value of SiGen was other-than-temporary and recognized an impairment loss of $483,000 and $17,000, respectively.

On January 3, 2003, the Company exercised its option to convert its convertible loans of $1,750,000 in 360 Degree Web to 2,083,333 Series B preference shares of capital stock at $0.36 per share and 1,000,000 Series B2 preference shares of capital stock at $1.00 per share. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. After the conversion, the Company had a 35.18% ownership in 360 Degree Web. The Company did not participate in 360 Degree Web’s financing during 2003 and the ownership was diluted to 29.33% as of December 31, 2003. At December 31, 2003, one of the Company’s directors serves as a director of 360 Degree Web. In addition, the Company does not actively participate in the decision-making process at 360 Degree Web. Management of 360 Degree Web owns more than 50% of the outstanding voting shares and 100% of the Series A voting preferred shares which has more characteristics of common stock than the other preferred shares. Therefore, the Company accounts for the investment under the cost method of accounting.

8.	FIXED ASSETS—NET

	December 31
	2002	2003
	(In Thousands)
Cost
Equipment	$8,928	$10,457
Furniture and fixtures	242	336
Equipment under capital lease	165	165
Leasehold improvements	654	727
Transportation equipment	56	56
Prepayment for leasehold	239	43

	10,284	11,784

Accumulated depreciation
Equipment	3,985	6,096
Furniture and fixtures	117	131
Equipment under capital lease	155	162
Leasehold improvements	398	486
Transportation equipment	18	29

	4,673	6,904

	$5,611	$4,880

9.	OTHER ASSETS

	December 31
	2002	2003
	(In Thousands)
Restricted assets	$—	$10,044

Long-term note receivables from employees	447	551
Deferred charges	39	473
Refundable deposits	373	404
Patent costs—net of accumulated amortization of $169 in 2002 and $319 in 2003	150	—

	1,009	1,428

	$1,009	$11,472

As of December 31, 2003, restricted assets consisted of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiated certificates of deposit and cash, amounting to $10,044,000.

In 2001, James Keim, one of the Company’s directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a term loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable on February 2007. As of December 31, 2003, $18,000 had been repaid.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2002	2003
	(In Thousands)
Legal and audit fees	$314	$1,180
Salaries and bonus	995	1,155
Deferred income tax liabilities	—	444
Accrued vacation	350	371
ESPP payable	172	301
Commissions	331	239
Others accrued expenses	1,367	1,690

	$3,529	$5,380

11.	INCOME TAXES

Income before income taxes consisted of:

	Years Ended December 31
	2001	2002	2003
	(In Thousands)
Cayman	$2,635	$10,735	$12,159
Other subsidiaries	4,151	1,667	2,868

	$6,786	$12,402	$15,027

Income tax expense consisted of:

	Years Ended December 31
	2001	2002	2003
	(In Thousands)
Current	$1,305	$1,475	$1,440
Deferred	(153)	198	386

Income tax expense	$1,152	$1,673	$1,826

The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income is as follows:

	Years Ended December 31
	2001	2002	2003
Cayman statutory rate	0%	0%	0%
Foreign in excess of statutory rate	22.40%	12.40%	10.72%
Research and development credits	(14.10%)	(5.90%)	(4.39%)
Adjustments to prior years’ taxes	(6.40%)	0.40%	0.09%
Valuation allowance	10.40%	5.70%	2.55%
Others	4.70%	0.90%	3.18%

Effective tax rate	17.00%	13.50%	12.15%

The deferred income tax assets and liabilities as of December 31, 2002 and 2003 consisted of the following:

	December 31
	2002	2003
	(In Thousands)
Deferred income tax assets
Net operating loss carryforwards	$567	$390
Research and development credits	2,835	3,409
Depreciation and amortization	93	104
Accrued vacation	122	118
Others	43	165

	3,660	4,186
Valuation allowance	(3,440)	(3,909)

Total net deferred income tax assets	220	277

Deferred income tax liabilities
Withholding tax liabilities	—	359
Unrealized capital allowance	—	76
Unrealized foreign exchange	1	9

Total deferred income tax liabilities	1	444

Net deferred income tax assets (liabilities)	$219	($167)

Balance sheet caption reported in:
Prepaid expenses and other current assets	$219	$277
Accrued expenses and other current liabilities	—	444

	$219	($167)

As of December 31, 2003, O2Micro, Inc. had U.S. federal and state net operating loss carryforwards of approximately $290,000 and $4,994,000, and federal and state research and development credit carryforwards of approximately $2,123,000 and $1,949,000, respectively. The U.S. federal net operating loss carryforwards will expire from 2011 through 2012 if not utilized. The state net operating loss carryforwards will expire in 2004 and 2005 if not utilized. The U.S. federal research and development credit will expire from 2012 through 2023 if not utilized, while the state research and development credit will never expire. Utilization of the net operating loss carryforwards may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of net operating losses before utilization.

12.	SHAREHOLDERS’ EQUITY

Employee Benefit Plans

Savings plan

The Company has a savings plan that qualifies under Section 401(k) of the U.S. Internal Revenue Code. Participating employees may defer up to 15% of pretax salary, but not more than statutory limits. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan.

1999 employee stock purchase plan (“1999 purchase plan”)

In 1999, the Company’s Board of Directors adopted the 1999 Purchase Plan, which was approved by the shareholders in October 1999. A total of 1,000,000 ordinary shares have been reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 800,000 shares as approved by the Board of Directors. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay at a price equal to the lesser of 85% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase or 85% of the fair market value of the Company’s ordinary shares on the applicable exercise date. Employees may elect to discontinue their participation in the purchase plan at any time during the enrollment period. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2002 and 2003, 97,304 and 109,735 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of December 31, 2003, 702,903 shares were available for issuance.

Stock option plans

In 1997, the Company’s Board of Directors adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan (collectively, the “Plans”). The Plans provide for the granting of stock options to employees, directors and consultants of the Company. Options granted under the Plans may be either incentive stock options (“ISO”) within the meaning of Section 422 of the United States Internal Revenue Code, or nonstatutory stock options (“NSO”). ISOs may be granted only to Company employees and directors. NSOs may be granted to Company employees and consultants.

Options under the Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares (in the case of NSOs) on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant. Options may be exercised following the termination of a grantee’s continuous service only to the extent provided in the award agreement. Options generally expire no later than ten years after grant, or five years in the case of an ISO granted to a 10% shareholder. The options generally vest over a period of four years from the vesting commencement date. Options may be granted with different vesting terms from time to time.

Under the 1997 Stock Plan, the Board of Directors reserved 3,700,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 3,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 1,500,000 shares (in the case of ISOs) or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the administrator. As of December 31, 2003, the number of options outstanding and exercisable were 570,207 and 522,554 under the 1997 Stock Plan, respectively, and 3,349,653 and 878,038 under the 1999 Stock Incentive Plan, respectively.

A summary of the Company’s stock option activity and related information is as follows:

	Available for Grant	Number of Outstanding Options	Weighted Average Exercise Price

Balance, January 1, 2001	3,034,006	2,323,365
Granted	(1,615,000)	1,615,000	$12.04
Exercised	—	(656,215)	$1.50
Canceled	168,373	(168,373)	$6.45

Balance, December 31, 2001	1,587,379	3,113,777
Additional shares authorized	1,500,000	—
Granted	(1,310,400)	1,310,400	$12.30
Exercised	—	(325,113)	$2.96
Canceled	54,894	(54,894)	$10.83

Balance, December 31, 2002	1,831,873	4,044,170
Additional shares authorized	1,500,000	—
Granted	(913,300)	913,300	$13.88
Exercised	—	(863,987)	$6.52
Canceled	173,623	(173,623)	$13.05

Balance, December 31, 2003	2,592,196	3,919,860

The following table summarizes information about the stock options outstanding as of December 31, 2003:

Range of Exercise Prices	Options Outstanding			Options Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price

$0.03—$0.09	69,292	3.46	$0.045	69,292	$0.05
$0.18—$0.25	2,396	4.80	$0.245	2,396	$0.25
$0.50	50,333	5.19	$0.500	50,333	$0.50
$3.95—$5.88	277,560	6.23	$4.777	234,749	$4.58
$6.50—$9.60	1,115,723	7.87	$8.460	522,204	$8.37
$10.06—$14.97	1,550,677	8.36	$12.900	316,156	$12.92
$15.38—$24.18	853,879	8.68	$18.168	205,462	$17.81

	3,919,860	8.01	$11.81	1,400,592	$9.44

For purposes of measuring compensation expense under APB No. 25, the fair value of the shares on the date of grant was determined by the Board of Directors for grants prior to August 23, 2000. The fair value of subsequent option grants were based on the market price of ordinary shares on the day of grant.

The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123. The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility.

	Years Ended December 31
	2001	2002	2003
Risk-free interest rate	4%	3%	3%
Expected life	5 years	5 years	5 years
Volatility	83.08%	114.18%	155.62%
Dividend	—	—	—

The weighted average fair values under SFAS No. 123 for options granted during the years ended December 31, 2001, 2002 and 2003 was $4.93, $3.86 and $4.03, respectively.

Deferred compensation

In connection with stock option grants since the Company’s inception, the Company recognized accumulated deferred compensation totaling $3,056,000 which was fully amortized as of December 31, 2002. Amortization expense recognized during the years ended December 31, 2001, 2002 and 2003 was approximately $166,000, $44,000 and $0, respectively.

Shares reserved

Ordinary shares reserved for future issuance was as follows at December 31, 2003:

Shares
Outstanding stock options	3,919,860
Shares reserved for future stock option grants	2,592,196
Shares reserved for employee stock purchase plan	702,903

7,214,959

13.	EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using either the “as if converted” method for convertible preference shares or the treasury stock method for options and warrants.

A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

	Years Ended December 31
	2001	2002	2003
Net income (in thousands)	$5,634	$10,729	$13,201

Weighted average thousand shares outstanding—basic	34,020	38,300	38,374
Effect of dilutive securities:
Options	1,317	1,194	1,362
Warrants	239	97	—

Weighted average thousand shares outstanding—diluted	35,576	39,591	39,736

Earnings per share—basic	$0.17	$0.28	$0.34

Earnings per share—diluted	$0.16	$0.27	$0.33

Certain antidilutive outstanding options and warrants were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options excluded and their associated exercise prices per share were 1,023,100 shares and $12.54 to $24.05 as of December 31, 2001, 1,141,900 shares and $14.10 to $24.18 as of December 31, 2002 and 916,646 shares and $15.38 to $24.18 as of December 31, 2003.

14.	LEASE COMMITMENTS

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through January 2006. The Company’s office lease provides for periodic rent increases based on the general rate of inflation. The Company also leases certain equipment under a capital lease that expires in May 2004. There are provisions in the lease that provide for a bargain purchase option upon the expiration of the lease.

As of December 31, 2003, minimum lease payments under all noncancelable leases were as follows:

Year	Capital Leases	Operating Leases
	(In Thousands)
2004	$2	$1,359
2005	—	213
2006	—	3
2007	—	—
2008	—	—

Total minimum lease payments	2	$1,575

Less—amount representing interest	1

Present value of minimum lease payments	1
Less—current portion	1

Long-term obligations under capital lease	$—

Capital lease obligations are secured by the related equipment and the total costs of the equipment under capital lease was $165,000, $165,000 and $165,000 for December 31, 2001, 2002 and 2003, respectively. Accumulated depreciation was $122,000, $155,000 and $162,000 at December 31, 2001, 2002 and 2003, respectively.

15.	CONTINGENCIES

a.	Monolithic Power Systems, Inc. (“MPS”), a privately held company in Los Gatos, California, USA has alleged in a counterclaim that certain products of the Company infringe on two of MPS’ patents. Litigation on such claim is pending in the United States District Court in the Northern District of California. Trial is currently scheduled for August 2004.

While the Company cannot make any assurance regarding the eventual resolution of this matter, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations.

16.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments are as follows:

	December 31
	2002		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Thousands)
Assets
Cash and cash equivalents	$69,334	$69,334	$66,489	$66,489
Restricted cash	2,019	2,019	1,892	1,892
Short-term investments	42,675	42,675	53,923	53,923
Accounts receivable—net	7,595	7,595	9,794	9,794
Restricted assets—net	—	—	10,044	10,796
Liabilities
Notes and accounts payable	5,202	5,202	6,334	6,334

Fair values of restricted assets made in the form of Taiwan Government bonds are based on market value; otherwise are carried at amounts which approximate fair value.

Long-term investments are in privately-held companies where there is no readily determinable market value. The Company periodically evaluates these investments for impairment. If it is determined that an other than temporary decline has occurred in the carrying value, an impairment charge is recorded in the period of decline in value.

17.	SEGMENT INFORMATION

The Company designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance and LCD products. The Company’s integrated circuit products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company’s Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources so the Company has one reporting segment.

Net revenues from unaffiliated customers by geographic region are based on the customer’s bill-to location and were as follows:

	Years Ended December 31
	2001	2002	2003
	(In Thousands)
Asia	$45,780	$70,149	$88,548
United States	39	31	51
Europe	—	7	—

	$45,819	$70,187	$88,599

Long-lived assets consist of fixed assets and are based on the physical location of the assets at the end of each year.

	Years Ended December 31
	2001	2002	2003
	(In Thousands)
Taiwan	$1,272	$2,759	$2,354
U.S.A.	1,190	1,422	1,251
Singapore	227	764	633
People’s Republic of China	204	388	415
Others	320	278	227

	$3,213	$5,611	$4,880

During the year ended December 31, 2003, one customer accounted for 13.5% of net revenues. During the year ended December 31, 2002, two customers accounted for 18.6% and 15.9% of net revenues. During the year ended December 31, 2001, two customers accounted for 20.9% and 11.0% of net revenues.

O2Micro Quarterly Facts and Figures

Quarterly Revenue

$Million

$40

30

20

10

0

16.1

17.7

18.0

18.4

19.3

20.9

23.2

25.2

Nov 02

Jun 02

Sep 02

Dec 02

Nov 03

Jun 03

Sep 03

Dec 03

Earnings Per Share (Diluted)

0.16

0.14

0.12

0.10

0.08

0.06

0.04

0.02

0

0.08

0.08

0.07

0.06

0.04

0.06

0.10

0.13

Nov 02

Jun 02

Sep 02

Dec 02

Nov 03

Jun 03

Sep 03

Dec 03

Company Background

Founded in April 1995, O2Micro designs, develops and markets innovative power management and security components for manufacturers of products for the computer, consumer, industrial, and communications markets. Products include Intelligent Lighting, Battery Charger and Management, DC/DC Converter, SmartCardBus® and 4-in-1 MemoryCardBus™ Cs.

O2Micro International maintains an extensive portfolio of intellectual property with over 1514 patent claims granted worldwide, and over 5000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

Corporate Information

Independent Auditors:

•	DeLoitte& Touche

One Capital Place

George Town, Grand Cayman

Cayman Islands

Transfer Agent:

•	EquiServe

150 RoyallStreet

Canton, Massachusetts, U.S.A. 02021

Legal Counsel:

•	Morrison & FoersterLLP

755 Page Mill Road

Palo Alto, California, U.S.A. 94304

Board of Directors: Sterling Du

•	Chairman of the Board, Chief Executive Officer

Chuan Chiung”Perry” Kuo

•	Chief Financial Officer

James Keim

•	Head of Marketing and Sales

Michael Austin

•	Director, Cayman Islands Monetary Authority

GeokLing Goh

•	Chairman, TuasPower Company

Keisuke Yawata

•	President, Future International

Lawrence Lin

•	Partner, L&C Company, Certified Public Accountants

Corporate Headquarters:

Grand Pavilion Commercial Centre, West Bay Road, PO Box 32331 SMB, George Town, Grand Cayman, Cayman Islands Phone: (345) 945-1110 Fax: (345) 945-1113

Other Addresses:

3118 Patrick Henry Drive Santa Clara, CA, USA 95054 Phone: (408) 987-5920 Fax: (408) 987-5929

•	Maples and Calder

PO Box 309 GT

UglandHouse, South Church Street George Town, Grand Cayman Cayman Islands

4F, #150 DuenhuaN. Road Taipei, Taiwan 105 Phone: (886) 2-2545-9095 Fax: (886) 2-2547-1721

Creating and Delivering Advanced Solutions Worldwide!

Marketing Support Centers:

•Austin,	Houston, Santa Clara, Seoul,

Shanghai, Taipei, and Tokyo

Operations & Design Centers:

• Beijing, Europe, Hong Kong, HsinChu,

Santa Clara, Shanghai, Singapore, and Taipei

This Annual Report to Shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. These forward-looking statements are based upon our current assumptions and beliefs in light of the information currently available to us. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro’s products due to adverse economic conditions in general or specifically affecting O2Micro’s markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with O2Micro’s initial public offering in August 2000, Form F-3 in connection with the our public offering in November 2001, and annual reports on Form 20-F, all of which are filed with the SEC and identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We file annual reports on Form 20-F and furnish current reports on Form 6-K with the SEC. You may read and copy this information at the SEC’s Public Reference Room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Certain of our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.